UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2010

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 333-118203 and 333-150568

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

BorgWarner Morse TEC Inc.
Ithaca Plant Retirement
Savings Plan
Financial Statements as of December 31, 2010 and 2009, and for
the Year Ended December 31, 2010, Supplemental Schedule as
of December 31, 2010, and Report of Independent Registered
Public Accounting Firm

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	4

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	5

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	14

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the BorgWarner Morse TEC Inc.,
Ithaca Plant Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BorgWarner Inc. Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
June 10, 2011

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
(in thousands)

	2010	2009

NET ASSETS:
Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust (“Master Trust”)	$78,986	$60,647
Participant contributions receivable	47	47
Company contributions receivable	54	47
Notes receivable from participants	2,062	1,887

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	81,149	62,628

Adjustment from fair value to contract value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	(500)	(364)

NET ASSETS AVAILABLE FOR BENEFITS	$80,649	$62,264

See accompanying notes to financial statements.

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands)

ADDITIONS TO NET ASSETS:
Investment income from the Master Trust	$19,082
Interest income on notes receivalbe from participants	116
Contributions from participants	2,392
Contributions from the Company	2,472
Total additions	24,062

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	5,545
Administrative expenses	98
Net transfers to other BorgWarner Inc. plans	34
Total deductions	5,677

NET INCREASE	18,385

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	62,264

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$80,649

See accompanying notes to financial statements.

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
___________________________________________________________________________________

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a participating plan in the BorgWarner Inc. Retirement Savings Master Trust (the “Master Trust”). The Plan sponsor is BorgWarner Morse TEC Inc. (the “Company”), a wholly owned subsidiary of BorgWarner Inc. (the “Corporation”).
The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code (IRC), designed to provide eligible employees of the Company with systematic savings and tax‑advantaged long-term savings for retirement. The Corporation has assigned the Employee Benefit Committee (the “Committee”) to oversee the Plan and the Master Trust.
The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and trustee services for the Plan and the Master Trust.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility - Hourly employees of the Company's Ithaca plant who are covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon date of hire.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay, based on years of service, and range from $0.45 per hour to $0.82 per hour. Employees cannot contribute to this account.
Savings Account - Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.
Retiree Health Account - The Company provides a Retirement Health Savings Plan under the same eligibility provisions of the plan, which can be used to purchase health insurance upon retirement, subject to the provisions of the IRC. Effective January 1, 2009, participants hired prior to October 4, 1998 can voluntarily contribute up to 3% of compensation. Participants hired on or after October 5, 1998 can voluntarily contribute up to 3% of compensation and the Company will match employee contribution at a rate of $0.25 per hour, in $0.05 increments, limited to $500 per year. No after-tax contributions are allowed.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market fund, and the BorgWarner Inc. Stock Fund.
Vesting - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or the Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants' discretion subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or lump sum.
Notes receivable from Participants- Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.
Notes receivable terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2010 range from 4.25% to 9.25%. Notes receivable from participants are note permitted from the Company Retirement Account or Retiree Health Account. Notes receivable from participants are secured by the remaining balance in the participant's Savings Account. Principal and interest are paid ratably through payroll deductions.
Priorities Upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2010 and 2009, there were approximately $200 and $1,000, respectively, in forfeited nonvested accounts. During the year ended December 31, 2010, employer contributions were reduced by approximately $12,000 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Guidance - In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011.  Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statement.
In September 2010, Financial Accounting Standards Board (FASB) Accounting Standard Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, was issued in September 2010 to amend generally accepted accounting principles (GAAP) related to how loans to participants should be classified and measured by defined contribution pension benefit plans. ASU No. 2010-25 requires that loans to participants be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. Because loans to participants are no longer measured at fair value, FASB ASC 820, Fair Value Measurements and Disclosures, requirements are not applicable. ASU No. 2010-25 should be applied retrospectively to all prior periods presented, and is effective for fiscal years ending after December 15, 2010. The adoption of this guidance did not have a material impact on the Plan's financial statements.
In January 2010, the FASB amended Topic 820, “Fair Value Measurements and Disclosures”, which requires additional fair value disclosures for interim and annual reporting periods beginning after December 15, 2009. This guidance requires disclosures about transfers of financial instruments into and out of Level 1 and 2 designations and disclosures about purchases, sales, issuances and settlements of financial instruments with a Level 3 designation. The Plan adopted this guidance on January 1, 2010.  The adoption did not materially impact the Plan's financial statements.
In September 2009, the FASB issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value.  The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required.  The adoption did not materially impact the Plan's financial statements.
Refer to Note 7, “Fair Value Measurements”, for further information related to ASC Topic 820.
Investment Valuation -The Master Trust's investments are recorded at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds are valued on a unit value basis either on a monthly or quarterly basis by the fund manager or general partner and are reviewed by the Master Trust's fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's or general partner's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the Master Trust agreement.

The fair value on a unit basis for the Master Trust's holdings in the BlackRock LifePath, US Debt Index, and Equity Index funds were approximately a combined $343,050,000 and $308,504,000 at December 31, 2010 and 2009 respectively; these funds invest in stocks, bonds, REITS, and cash to correspond with the funds' objectives and duration. Their remaining lives are 5 - 40+

years, corresponding with the expected retirement date. Redemption is permitted daily and there are no restrictions, and unfunded commitments are not applicable.

Stable Value Fund - The contract value of the T. Rowe Price Stable Value Common Trust Fund (SVF) of the Master Trust was approximately $140,191,000 and $140,872,000 at December 31, 2010 and 2009, respectively. The fair value of the SVF was approximately $145,442,000 and $145,233,000 at December 31, 2010 and 2009, respectively. The fair value of the SVF is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date.

The SVF is an open ended fund from which trust units may be redeemed on a daily basis.  The trust invests primarily in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contract (SICs), and Separate Account Contracts (SACs). Retirement plans are required to provide 12- or 30- month advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by fund Trustee. Unfunded commitments are not applicable.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - Mutual Funds are investment vehicles stated at fair value based on quoted market prices reported by the Trustee.

Money Market Fund - The Money Market Fund invests in high-quality short-term securities with maturities of 13 months or less. The fund is an investment vehicle valued using $1 for the net asset value. The fund is stated at fair value, based on the fund's underlying assets, as reported by the Trustee.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trusts, equities and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the plan documents.
Payment of Benefits - Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2010 or 2009.
Transfers - Other entities of the Corporation sponsor defined contribution plans. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan, that participant's account balance is transferred to the corresponding plan.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to approximately $98,000 for the year ended December 31, 2010, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
At December 31, 2010 and 2009, the Master Trust held approximately 326,000 and 383,000, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of approximately $23,563,000 and $12,731,000 at December 31, 2010 and 2009, respectively.
The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated February 13, 2009, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$80,649	$62,264
Adjustment from contract value to fair value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	500	364

Net assets available for benefits per the Form 5500	$81,149	$62,628

For the year ended December 31, 2010, the following is a reconciliation of net investment income per the financial statements to the Form 5500 (in thousands):

2010
Total net investment income from the Master Trust per the financial statements	$19,082
Change in adjustment from contract value to fair value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	136

Net investment income from the Master Trust investment account per the Form 5500	$19,218

6.	MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the total investment income of the Master Trust to the various participating plans.
Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of the investments held in the SVF, which are valued at contract value. The investment contracts held in the SVF have been adjusted from fair value to contract value by $(5,251,000) and $(4,361,000) at December 31, 2010 and 2009, respectively. The total investment income in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.
At December 31, 2010 and 2009, the Plan's interest in the participant-directed investments of the Master Trust at contract value was 9.90% and 9.16%, respectively.
The following tables present the carrying value of investments of the Master Trust as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Fair value of investments:
BlackRock LifePath Funds	$176,333	$154,120
BorgWarner Inc. Stock	175,886	91,337
T. Rowe Price Stable Value Common Trust Fund	145,442	145,233
BlackRock Equity Index	136,239	125,293
Harbor International Fund	50,198	48,513
Vanguard Mid-Cap Index	44,661	34,735
Buffalo Small Cap Fund	38,764	34,330
BlackRock US Debt Index	30,478	29,091
T. Rowe Price Prime Reserve Fund	130	63
Cash and Other	50	4
Assets reflecting all investments at fair value	798,181	662,719

Adjustment from fair value to contract value for the interest in common trust relating to fully benefit-responsive investment contracts	(5,251)	(4,361)

Total assets	$792,930	$658,358

The following tables present the components of investment income for the Master Trust for the year ended December 31, 2010 (in thousands):

2010
Investment income:
Net appreciation in Investments
BorgWarner Inc. Stock	$99,017
BlackRock LifePath Funds	20,149
BlackRock Equity Index	18,193
Habor International Fund	4,577
Vanguard Mid-Cap Index	8,373
Buffalo Small Cap Fund	5,502
BlackRock US Debt Index	1,804
Net appreciation in investments	157,615

Dividend and interest income:
T. Rowe Price Stable Value Common Trust Fund	5,668
Harbor International Fund	713
Vanguard Mid-Cap Index	539
Total dividend and interest income	6,920

Total investment income	$164,535

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820 provides a definition of fair value which focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with ASC 820-10, the Master Trust may use valuation techniques consistent with the market, income and cost approaches to measure fair value. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:
Level 1:    Observable inputs such as quoted prices in active markets;
Level 2:    Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:    Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

The following table classifies the Master Trust investments measured at fair value by level within the fair value hierarchy as of December 31, 2010:

		Basis of Fair Value Measurements
Master Trust Assets (in thousands)	Balance at December 31, 2010	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Technique
Collective Trust Funds:
BlackRock Life Path Funds	$176,333	$—	$176,333	$—	A
BlackRock US Debt Index	30,478	—	30,478	—	A
BlackRock Equity Index	136,239	—	136,239	—	A
T. Rowe Price Stable Value Common Trust Fund	145,442	—	145,442	—	A
BorgWarner Inc. Stock	175,886	175,886	—	—	A
Mutual Funds:
Harbor International Fund	50,198	50,198	—	—	A
Vanguard Mid-Cap Index Fund	44,661	44,661	—	—	A
Buffalo Small Cap Fund	38,764	38,764	—	—	A
Money Market Fund	180	—	180	—	A
Total Master Trust Assets	$798,181	$309,509	$488,672	$—

The following table classifies the Master Trust investments measured at fair value by level within the fair value hierarchy as of December 31, 2009:

		Basis of Fair Value Measurements
Master Trust Assets (in thousands)	Balance at December 31, 2009	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Technique
Collective Trust Funds:
BlackRock Life Path Funds	$154,120	$—	$154,120	$—	A
BlackRock US Debt Index	29,091	—	29,091	—	A
BlackRock Equity Index	125,293	—	125,293	—	A
T. Rowe Price Stable Value Common Trust Fund	145,233	—	145,233	—	A
BorgWarner Inc. Stock	91,337	91,337	—	—	A
Mutual Funds:
Harbor International Fund	48,513	48,513	—	—	A
Vanguard Mid-Cap Index Fund	34,735	34,735	—	—	A
Buffalo Small Cap Fund	34,330	34,330	—	—	A
Money Market Fund	67	—	67	—	A
Total Master Trust Assets	$662,719	$208,915	$453,804	$—

SUPPLEMENTAL SCHEDULE

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
(in thousands)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Notes receivable from participants	Notes receivable from participants, interest rates ranging from 4.25% to 9.25%; loan terms ranging from 6 months to 5 years	$2,062

	Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust	Master Trust	$78,986

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Morse TEC Inc. Ithaca Plant Retirement Savings Plan

By:	/s/ Timothy M. Manganello
Name:	Timothy M. Manganello
Title:	Member Retirement Savings Plan Committee
By:	/s/ Robin J. Adams
Name:	Robin J. Adams
Title:	Member Retirement Savings Plan Committee
By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member Retirement Savings Plan Committee
By:	/s/ Janice K. McAdams
Name:	Janice K. McAdams
Title:	Member Retirement Savings Plan Committee

Date: June 10, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm